State Street Bank and Trust Company

Legal Administration Services Department

P.O. Box 5049

Boston, MA 02206-5049

May 30, 2012

VIA EDGAR

Mr. Bric Barrientos

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Munder Series Trust (“Registrant”), File No. 333-102943; Post-Effective Amendment (“PEA”) No. 43 to the Registrant’s Registration Statement on Form N-1A (“Amendment”)

Dear Mr. Barrientos:

We are writing in response to comments provided by staff of the Securities and Exchange Commission (“SEC”) telephonically to Francine S. Hayes on Friday, May 18, 2012 with respect to the Amendment. The Amendment was filed with the Securities and Exchange Commission (“SEC”) on April 2, 2012, and included the prospectuses and statement of additional information (“SAI”) with respect to three series of the Registrant, Munder International Small-Cap Fund, Munder Mid-Cap Core Growth Fund and Munder Veracity Small-Cap Value Fund. On behalf of the Registrant, we have set out below the SEC staff’s comments, along with our responses.

Prospectuses

Munder International Small-Cap Fund, Munder Mid-Cap Core Growth Fund and Munder Veracity Small-Cap Value Fund – Summary – Fees & Expenses of the Fund (Page 1)

1.      Comment: Currently, there is a footnote (b) to the fee table. Footnote (b) states that 1.00% deferred sales charge, also known as a contingent deferred sales charge (CDSC), applies to redemptions of Class A shares within one year of purchase if purchased with no initial sales charge as part of an investment of $1 million or more and if the Fund’s distributor paid a sales commission on the purchase. Please move 1.00% into the fee table for Class A shares and remove the footnote to the table.

Response: Registrant believes that it is appropriate to show the 1.00% deferred sales charge on Class A shares in a footnote because it is only applies to a limited number of shareholders based on their particular circumstances. In addition, the Registrant believes that the content of footnote (b) is permitted by Instruction 2(a)(i) to Item 3 of Form N-1A, which permits a narrative explanation of sales charges. This disclosure is also consistent with corresponding footnotes to the fee tables in prospectuses for other series of the Registrant. Therefore, the Fund will not be revising this disclosure.

2.      Comment: Currently, there is a footnote (e) to the fee table. Please note that the term of the Expense Limitation Agreement must be for at least one year from the date of effectiveness of the Fund’s Prospectus for Class R6 shares.

Response: The Expense Limitation Agreement for Class R6 shares will be in effect for at least one year from the date of effectiveness of the Prospectus for Class R6 shares.

Munder International Small-Cap Fund, Munder Mid-Cap Core Growth Fund and Munder Veracity Small-Cap Value Fund – Summary – Expense Example (Page 1)

3.      Comment: Please include examples for 5 years and 10 years for Class R6 shares for each of the Funds.

Response: The Registrant will include examples for 5 years and 10 years for Class R6 shares for each of the Funds.

Munder International Small-Cap Fund – Summary – Principal Investment Strategies (Page 2)

4.      Comment: Please indicate the maximum capitalization for companies in the S&P® Developed ex-U.S. SmallCap Index.

Response: The maximum capitalization for companies in the S&P® Developed SmallCap Index is not fixed. It is determined at the country level by Standard & Poor’s by ranking each company included in the S&P® Developed Broad Market Index (BMI). The companies in the S&P® Developed BMI are grouped by country then ranked by available market capitalization (i.e. float market cap). The bottom 15% of the companies in each country represents the small cap benchmark for that country. Therefore, each country has a unique upper limit for market cap. For some countries, the market cap breakpoint for small cap is quite low, while for other countries it can be much higher. Currently, the largest company in the S&P® Developed ex-U.S. SmallCap Index has a market capitalization of $9.2 billion USD (the company is in the country of Luxemborg).

Standard & Poor’s, creator of the S&P® Developed SmallCap Index, describes its size benchmark indices as representing three basic components, large cap, mid cap and small cap, by breaking down the world’s stock markets according to absolute levels of total company market capitalization. The Registrant believes that the market capitalization range represented by the S&P® Developed SmallCap Index is an appropriate range for identifying small capitalization companies.

Munder International Small-Cap Fund – Summary – Principal Investment Risks (Page 2)

5.      Comment: Please include an Emerging Markets Risk.

Response: The Fund invests primarily in equity securities of companies in countries represented in the S&P® Developed ex-U.S. SmallCap Index. The S&P® Developed ex-U.S. SmallCap Index consists of companies from each country other than the U.S. represented in the S&P® Developed Broad Market Index (BMI). The S&P® Developed BMI includes all listed shares of companies from 26 developed countries. While the Fund states in its prospectus in the Principal Investment Strategies section that it may also invest in companies from other countries, including emerging market countries, the Fund does not principally invest in securities of companies in countries other than those represented in the S&P® Developed BMI. The phrase “the Fund may also invest in companies from other countries” is included only to notify investors that the Fund may not exclusively invest in companies in countries represented in the S&P® Developed BMI. As a result, the Registrant believes that it is appropriate to disclose the risks of investing in emerging markets countries in the section entitled “Other Investments, Investment Techniques and Risks.”

Munder International Small-Cap Fund, Munder Mid-Cap Core Growth Fund and Munder Veracity Small-Cap Value Fund – More About the Fund’s Investment Objective, Principal Investment Strategies and Investment Risks (Page 5)

6.      Comment: Please revise the heading of the section to include “Principal” before Investment Risks.

Response: The Registrant will revise the heading as requested.

Munder International Small-Cap Fund, Munder Mid-Cap Core Growth Fund and Munder Veracity Small-Cap Value Fund – Other Investments, Investment Techniques and Risks (Page 6)

7.      Comment: Please revise the heading of the section to make clear that this section relates to Non-Principal investment strategies.

Response: Please note that the first sentence of the section states that “The Fund’s advisor may use several types of investments or investment techniques in furtherance of the Fund’s overall investment objective, which the advisor does not consider part of the Fund’s principal investment strategies. The most significant of these and their associated risks are described below.” The Registrant believes that this disclosure addresses the SEC’s comment. Therefore, the Registrant will not be revising this disclosure.

Munder Veracity Small-Cap Value Fund – Summary – Principal Investment Strategies (Page 2)

8.      Comment: The prospectus states that “Small capitalization companies means those companies with market capitalizations within the range of companies included in the Russell 2000® Index ($23 million to $3.4 billion as of September 30, 2011).” The SEC believes that $3.4 billion is too high a level for a small cap company. Please address.

Response: Russell Investments, creator of the Russell 2000® Index, describes the Index as follows:

The Russell 2000 Index measures the performance of the small-cap segment of the U.S. equity universe. The Russell 2000 is a subset of the Russell 3000® Index representing approximately 10% of the total market capitalization of that index. It includes approximately 2000 of the smallest securities based on a combination of their market cap and current index membership.

The Russell 2000 Index is constructed to provide a comprehensive and unbiased small-cap barometer and is completely reconstituted annually to ensure larger stocks do not distort the performance and characteristics of the true small-cap opportunity set.

The Registrant believes that the Russell 2000® Index is a reasonable reference point for defining small-cap companies. Therefore, the Registrant will not be revising this disclosure.

9.      Comment: The “Principal Investment Risks” section of the Prospectus has a Sector/Industry Focus Risk. Please include corresponding disclosure in the “Principal Investment Strategies” section of the Prospectus with respect to this risk.

Response: The Fund’s sub-adviser utilizes risk controls that include sector allocation constraints relative to the Fund’s benchmark. As a result, the Fund’s portfolio may be heavily weighted in certain economic sectors due to the weighting of such sectors within the benchmark. While investing a substantial portion of its assets within one or more economic sectors is not a principal investment strategy of the Fund, it may be a consequence of the sub-adviser’s investment style and, therefore, may be a principal investment risk of the Fund. Therefore, the Registrant will not be revising this disclosure.

Munder Veracity Small-Cap Value Fund – Management of the Fund – Portfolio Management Team (Page 14)

10.    Comment: Please describe Mr. Joe A. Gilbert’s role and Mr. J. Bryan Tinsley’s role at Integrity for the last five years.

Response: The Registrant will revise the disclosure as requested.

*            *             *            *            *

The Registrant intends to include disclosure in accordance with the foregoing responses in PEA No. 44 to Registrant’s Registration Statement on Form N-1A, which Registrant intends to file via EDGAR pursuant to Rule 485(b) under the Securities Act of 1933, as amended.

You requested that Registrant make certain representations concerning the Amendment and the response being made to the comments received. These representations are included as an exhibit to this letter.

I trust that the foregoing is responsive to each of your comments. Please do not hesitate to contact me at (617) 662-3969 if you have any questions concerning the foregoing.

Sincerely,

/s/ Francine S. Hayes

Francine S. Hayes

cc:	S. Shenkenberg
A. Eisenbeis

EXHIBIT

Munder Series Trust

480 Pierce Street

Birmingham, MI 48009

Via EDGAR Correspondence

May 30, 2012

Bric Barrientos

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Munder Series Trust (“Registrant”), SEC File No. 333-102943; Post-Effective Amendment No. 43 to the Registrant’s Registration Statement on Form N-1A (“Amendment”)

Dear Mr. Barrientos:

In connection with a response being made on behalf of Registrant to comments you provided with respect to the Amendment, Registrant hereby acknowledges that:

•	Registrant is responsible for the adequacy and the accuracy of the disclosure in the Amendment;

•

comments of the staff of the Securities and Exchange Commission (“SEC Staff”) or changes to disclosure in response to SEC Staff comments in the Amendment reviewed by the SEC Staff do not foreclose the Securities and Exchange Commission from taking any action with respect to the Amendment; and

•	Registrant may not assert SEC Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws.

We hope that the foregoing is responsive to your request made on May 18, 2012. Please do not hesitate to contact me at (248) 647-9200 if you have any questions concerning the foregoing.

Sincerely,

/s/ Stephen J. Shenkenberg

Stephen J. Shenkenberg